UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the Human Rights and Corporate Citizenship Supplement

—

Rio de Janeiro, May 19, 2023 - Petróleo Brasileiro S.A. - Petrobras informs that it published today the first edition of the Human Rights and Corporate Citizenship Supplement for the year 2022. The supplement presents the company's indicators, goals, and actions related to human rights and corporate citizenship.

The document provides annual accountability and reinforces the commitments made by the company: UN Global Compact; Gender and Race Pro-Equity Program; Women's Empowerment Principles; Declaration of Corporate Commitment to Combat Sexual Violence Against Children and Adolescents; National Pact for the Eradication of Slave Labor; Companies Open Letter for Human Rights; Business Initiative for Racial Equality; National Early Childhood Network.

To promote respect for human rights and diversity, Petrobras has committed to train 100% of its employees in this subject by 2025. Furthermore, Petrobras has structured a human rights due diligence process manual integrated into the company's operations, with the goal of reaching 100% of the company's operations by 2025.

On the theme of diversity and inclusion, the highlights are the Women's Mentorship Programs, created to encourage the insertion and permanence of women in leadership positions, and the creation of working groups to increase equity and inclusion in the workforce.

Petrobras' performance in Human Rights also includes the supplier and partner chain and the communities where the company operates, encouraging good practices, such as combating discrimination and harassment, promoting diversity, and fighting slave and child labor.

Among the corporate citizenship practices, the supplement highlights the donations, volunteer work, cultural and sports sponsorships, and the voluntary investment in social and environmental projects via the Petrobras Socio-environmental Program.

The complete supplement is available at Petrobras' Investor Relations website.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer